November 14, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-6010

Attention:  Cecilia Blye, Chief, Office of Global Security Risk

Regarding:       Eastman Kodak Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 1-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter to Antonio Perez dated November 5, 2013.

If you have any questions, please call Eric Samuels, Corporate Controller and Chief Accounting Officer at (585) 724-9025, or me at (585) 724-9022.

Sincerely,

EASTMAN KODAK COMPANY

/s/Patrick M. Sheller
Patrick M. Sheller
General Counsel, Secretary, Chief Administrative Officer &
Senior Vice President

In connection with its response to the staff’s comments, Eastman Kodak Company (the Company) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are below, in bold type.  The Company’s responses are directly below the comments.

Form 10-K for Fiscal Year Ended December 31, 2012

1.
You state on pages 112 and 113 that you operate in the Middle East, Africa, and Latin America, regions that include Syria, Sudan, and Cuba.  We are aware of publicly-available information indicating that your products are sold by Puzant Yacoubian Group in Syria.  As you know, Syria, Sudan, and Cuba are countries designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure regarding any contacts with Syria, Sudan, or Cuba.

Please describe to us the nature and extend of any past, current, and anticipated contacts with Syria, Sudan, and Cuba, whether through direct or indirect arrangements.  Your response should describe any products, components, equipment, technology, or services you have provided into those countries, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

To the best of our knowledge, neither the Company nor any of its affiliates (collectively, “Kodak”) has engaged in any transactions, directly or indirectly, with or in Syria, Sudan, Cuba or any other U.S. embargoed countries since 2007.  We do not currently have relationships with any resellers, customers or other business partners in any embargoed countries.  The Company’s policies prohibit sales into U.S. embargoed countries.  In support of these policies, the Company’s internal systems are configured to automatically block any attempted transactions with customers, suppliers or other parties located in any embargoed countries.  Our export control functions are also configured to screen export transactions and to identify any transactions affiliated with any U.S. embargoed country or sanctioned party.

Puzant Yacoubian Group (“Puzant”) was a former dealer of certain Kodak products.  Puzant has been delisted as a Kodak dealer and is no longer authorized to sell or purchase Kodak products.  We have searched our records to confirm that Kodak has had no transactions with Puzant, directly or indirectly, since 2007.

We trust that this information is responsive to the staff's inquiry.